Exhibit (a)(1)(L)

ELECTION AND WITHDRAWAL FORM

Exchange of Eligible Stock Options

Pursuant to the Offer to Exchange, as Amended,

Dated August 10, 2011

You have until 4 p.m. Pacific Time on September 14, 2011 to make, change or withdraw your election.

Election. To elect to exchange or withdraw your eligible options, complete the below table. To elect to exchange all your eligible options, check the box in the table below to indicate “Yes.” To elect to withdraw a previous election, check the box in the table below to indicate “No.” If you do not complete the requested information and clearly mark the applicable box, your attempted election or withdrawal will not be valid.

Do you elect to exchange all of your eligible options?

☐ Yes, I elect to exchange all of my eligible options.

☐ No, I do not wish to exchange all of my eligible options and withdraw my previous election.

Employee Information. Please provide the information requested below.

Name:
Address:

Email address:
Employee #:

Signature and Date. By signing below, you acknowledge that your election is made on the terms and subject to the conditions set forth in the Offer to Exchange, as amended, filed on August 10, 2011, and you acknowledge that your election above is based on your agreement to the legal statements set forth below.

Signature:
Date of Election or Withdrawal:

Please email, fax or send form:

By Email	By Facsimile	By U.S. Mail or Courier
Leap Wireless International, Inc.	Leap Wireless International, Inc.	Leap Wireless International, Inc.
Attention: Barbara Olson	Attention: Barbara Olson	Attention: Barbara Olson
optionexchange@cricketcommunications.com	Facsimile: (858) 704-3502	5887 Copley Drive
San Diego, California 92111

For internal use only: Processed on:	Processed by:

Legal Statements

☑ For complete terms and conditions of the Leap Option Exchange program, please review the Offer to Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011, as amended and supplemented (the “Offer to Exchange”) and related documents (collectively, the “Offer Documents”). You should read the Offer Documents carefully before deciding whether or not to participate in the Option Exchange program. The Offer to Exchange contains important information on the conditions and risks of the Option Exchange program that should be considered before deciding whether or not to participate in the program. If there is a discrepancy between the information in the option exchange website and the Offer to Exchange, the Offer to Exchange will govern. You should rely only on the information contained in the Offer Documents.

☑ The Exchange Simulator tool provided in the option exchange website is not intended to act as a financial planning tool and is not a recommendation as to whether or not to participate in the Option Exchange program. The Exchange Simulator tool is being provided to you solely for the purpose of allowing you to model different scenarios based on future movements in the price of Leap common stock so that you can see how your individual options would be impacted if you choose to participate in the Option Exchange program. Leap strongly recommends that you consult a professional financial advisor to discuss your individual situation.

☑ In providing the Exchange Simulator tool, Leap makes no forecast or projection regarding the future trading prices of Leap common stock. You should not rely on hypothetical Leap stock prices used in the Exchange Simulator tool for any purpose. The trading price of Leap common stock has been volatile and there can be no assurance that the price of Leap common stock will increase after the grant date for replacement stock options in the Option Exchange program.

☑ Section III(12) of the Offer to Exchange contains a description of the generally applicable tax consequences of participating in the Option Exchange program. However, the tax consequences of participating in the Option Exchange program may vary depending on each individual’s circumstances. Leap strongly recommends that you consult a professional financial and/or tax advisor to discuss your individual situation.

☑ Participation in the Option Exchange program is completely voluntary. Leap is not advising you whether or not to participate in the Option Exchange program. Leap has not authorized any person to make any recommendation on its behalf as to whether you should elect to participate in the Option Exchange program, or to give you any information or to make any representation in connection with the Option Exchange program other than the information contained or referred to in the Offer Documents. You are responsible for reviewing all of the Offer Documents and for making your own decision as to whether to exchange your existing eligible stock options for a lesser number of replacement stock options in the Option Exchange program.

☑ Leap may, subject to applicable law, extend or amend the Option Exchange program and postpone its acceptance and cancellation of eligible stock options tendered for exchange. Leap may terminate this Option Exchange program if any of the conditions specified in Schedule A of the Offer to Exchange are met. In the event the Option Exchange program is terminated, any eligible stock options tendered for exchange will remain in effect with their current terms and conditions.

☑ The tender of your eligible stock options in the Option Exchange program will constitute your acceptance of all of the terms and conditions of the Option Exchange program and an acknowledgement that you have received the Offer to Exchange and the other Offer Documents, and have read, understood and agree to be bound by all of the terms of the Option Exchange program as described in the Offer to Exchange. By submitting an election to tender your eligible stock options in the Option Exchange program, you agree that your eligible stock options, if accepted for exchange, will be cancelled and you will lose all your rights to purchase shares of Leap common stock under such options, and that you accept the replacement stock options granted in exchange therefor. Acceptance by Leap of your tendered eligible stock options pursuant to the Option Exchange program will constitute a binding agreement between you and Leap upon the terms and subject to the conditions set forth in the Offer to Exchange.